EXHIBIT 99.1

Satellos Receives FDA Fast Track Designation for SAT-3247 for the Treatment of Duchenne Muscular Dystrophy

  SAT-3247 has now received FDA Fast Track, Orphan Drug and Rare Pediatric Disease designations for Duchenne muscular dystrophy (“Duchenne” or “DMD”)
  Fast Track is designed to expedite the development/review of new drugs to treat serious or life-threatening conditions and fill unmet medical needs
  Phase 2 BASECAMP and TRAILHEAD studies ongoing in DMD with additional data expected in 2H 2026

TORONTO, June 29, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL) (“Satellos” or the “Company”), a clinical-stage biotechnology company developing novel therapies to treat degenerative muscle diseases, today announced that the U.S. Food and Drug Administration (FDA) has granted Fast Track designation to SAT-3247 for the treatment of Duchenne.

“Fast Track designation represents an important validation of SAT-3247 and our commitment to transforming the treatment landscape for Duchenne,” said Frank Gleeson, co-founder and chief executive officer of Satellos. “Together with our Orphan Drug and Rare Pediatric Disease designations, this recognition further strengthens the momentum behind our clinical program. We believe SAT-3247’s unique regenerative mechanism has the potential to address a fundamental aspect of disease progression by re-establishing the biological signals needed for effective muscle repair and regeneration. As we advance our Phase 2 studies, we look forward to continuing our engagement with the FDA as we work to advance SAT-3247 for individuals and families affected by Duchenne.”

Fast Track is a process designed to facilitate the development and expedite the review of drugs that treat serious conditions and address unmet medical needs. Companies receiving Fast Track designation may be eligible for more frequent interactions with the FDA, rolling review of future marketing applications and, if relevant criteria are met, eligibility for Accelerated Approval and Priority Review.

The Company is currently advancing SAT-3247 through its ongoing Phase 2 BASECAMP and TRAILHEAD studies in children and adults living with Duchenne.

ABOUT SAT-3247

SAT-3247 is a proprietary, oral, small molecule drug candidate being developed by Satellos as a novel approach to regenerating skeletal muscle lost in Duchenne muscular dystrophy (DMD) and other degenerative muscle diseases or injury conditions. Satellos is advancing SAT-3247 as a potential treatment for DMD that is independent of dystrophin regardless of exon mutation status, with ongoing Phase 2 clinical studies, including TRAILHEAD, an open-label study in adult participants, and BASECAMP, a global, randomized, placebo-controlled study in pediatric participants.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company advancing SAT-3247, a first-of-its-kind, orally administered small molecule therapy designed to enhance the body’s natural muscle repair and regeneration process in degenerative muscle diseases. SAT-3247 is being evaluated as a potential disease-modifying treatment, initially for DMD, in two Phase 2 clinical trials: BASECAMP in pediatrics and TRAILHEAD in adults. SAT-3247 targets AAK1, a protein that is a key regulator of the body’s natural muscle repair and regeneration biology, which Satellos discovered is disrupted in DMD and other degenerative conditions. By inhibiting AAK1, SAT-3247 is designed to re-establish a critical biochemical signal needed to guide this process, in a dystrophin-independent manner. This mechanistic feature offers SAT-3247 the potential for broad applicability as either a stand-alone treatment to potentially enhance muscle and function, or as adjunctive therapy alongside other approaches. Satellos has identified additional degenerative muscle diseases where enhancing muscle repair and regeneration may have therapeutic benefit and plans to pursue these opportunities in future clinical development. For more information, visit www.satellos.com.

NOTICE ON FORWARD-LOOKING STATEMENTS

This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the potential benefits of the Fast Track designation; the possibility of pursuing regulatory approval for SAT-3247; the potential for SAT-3247 to represent a disease modifying approach to the therapeutic treatment of people living with Duchenne; anticipated benefits to patients from a small molecule treatment for Duchenne; the advancement SAT-3247 through clinical trials, including the BASECAMP and TRAILHEAD studies and the expected timing of data; the potential of Satellos’ approach in other degenerative muscle diseases and its plans to pursue those opportunities; SAT-3247’s prospective impact on Duchenne patients, patients with other degenerative muscle disease or muscle injury or trauma, and on muscle regeneration generally; and Satellos’ technologies and drug development plans. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective” , “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of the Company. These statements are based on assumptions and subject to risks and uncertainties. In making forward-looking statements, the Company has relied on various assumptions, including, but not limited to: its ability to obtain future funding on favorable terms, if at all; obtaining positive results in its clinical trials; its ability to obtain necessary regulatory approvals; its ability to arrange for the manufacturing of its product candidates and technologies; and general business, market and economic conditions. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management’s ability to manage and to operate the business of the Company generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos’ Annual Information Form dated March 27, 2026 (which is located on Satellos’ profile at www.sedarplus.ca) and in Satellos’ public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise.

CONTACTS

Investors: Dan Ferry, LifeSci Advisors, daniel@lifesciadvisors.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com